August 13, 2019

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561
Attention:
Mr. Sergio Chinos

Re:
General Finance Corporation
Registration Statement on Form S-3
Filed September 18, 2018
File No. 333-227399

Dear Mr. Chinos:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated October 3, 2018 with respect to the Registration Statement on Form S-3 filed by General Finance Corporation (the “Company”) with the SEC on September 18, 2018 (the “Form S-3”).

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it filed via EDGAR Amendment No. 1 to Registration Statement on Form S-3 (the “Amendment”) reflecting the changes made in response to the Staff’s comments. Three copies of the Amendment and a copy of the Amendment, marked to show changes since the Form S-3, are enclosed for your convenience.

Staff Comments and Company Responses

Form S-3 filed September 18, 2018

General

1.
We note that Part III of your annual report on Form 10-K for the fiscal year ended June 30, 2018 incorporates by reference portions of your definitive proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Forms Questions 123.01 available on the Commission’s website.

The Company respectfully advises that in response to the September 18, 2018 comments of the Staff, the Company filed on October 25, 2018 the definitive proxy statement incorporated by reference in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2018 filed on September 10, 2018.

Calculation of Registration Fee, page 1

2.
We note disclosure in footnote 1 that your common stock, preferred stock, debt securities and warrants may be sold separately or together as units. We also note disclosure in the first paragraph in the Description of Warrants section on page 17 that your warrants may be issued independently or together with any other securities. To the extent that you intend to offer units as part of this registration statement, please register them as separate securities, and provided description of their terms in accordance with Item 202(d) of Regulation S– K. Please have counsel revise legal opinion to opine on the legality of the units. Alternatively, please confirm that you will not be offering units and revise your disclosure in footnote one to remove the references to units.

The Company respectfully advises that in response to the October 3, 2018 comments of the Staff, the Company has deleted from the registration statement the references to “units.”

Exhibit 5.1 – Legal Opinion, page 24

3.
We note that your legal opinion filed as Exhibit 5.1 to your registration statement opines only upon the legality of the shares of common stock and debt securities offered in this filing. Please note that the legal opinion must opine upon the legality of all securities offered a registration statement. Please file a revised legal opinion which also opines upon the legality of the preferred stock and warrants offered in this registration statement. Please refer to Sections II.B.1(a) and (f) of Staff Legal Bulletin No. 19 for guidance.

The Company respectfully advises that in response to the October 3, 2018 comments of the Staff, the Company has filed the revised legal opinion which opines upon the legality of the preferred stock and warrants offered in this registration statement.

In responding to the Staff’s comment, the Company acknowledges that:

●
it is responsible for the adequacy and accuracy of the disclosure in the filings;

●
Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●
it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 204-6308.

Sincerely,

/s/ Christopher A. Wilson
Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:
Jody Miller, President & Chief Executive Officer, General Finance Corporation

39 East Union Street — Pasadena, California 91103 — 626.204.6308